Exhibit 99.3

EXPLANATORY NOTE

This “Material Dutch Tax Considerations” section is being provided to update the disclosure in CureVac’s Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission on April 28, 2022 as a result of subsequent changes in Dutch tax law. This section shall be deemed to be incorporated by reference into CureVac’s Annual Report on Form 20-F for the year ended December 31, 2021 and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

MATERIAL DUTCH TAX CONSIDERATIONS

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, holding and disposal of our common shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

This discussion is for general information purposes and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of our common shares. Holders or prospective holders of our common shares should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of our common shares in light of their particular circumstances.

Please note that this section does not set forth the Dutch tax considerations for:

(i)

holders of common shares if such holders have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children) directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

holders of common shares for which the common shares qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);

(iii)

pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

(iv)

holders of common shares who are individuals and for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Dividend Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our common shares.

The expression “dividends distributed” includes, among other things:

(i)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
(ii)

liquidation proceeds, proceeds from the redemption of common shares, or proceeds from the repurchase of common shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for Dutch dividend withholding tax purposes;

(iii)

an amount equal to the par value of common shares issued or an increase of the par value of common shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)

partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of our common shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the common shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of common shares resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend Stripping

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends (as of January 1, 2024)

As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

(i)

is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

(ii)	has a permanent establishment located in a Listed Jurisdiction to which the Shares are attributable; or

(iii)

holds the common shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

(iv)

is not considered to be the beneficial owner of the common shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the common shares (a hybrid mismatch); or

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)

is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution 2022: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2022: 25.8%).

Dual Tax Residency

We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. We are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Section 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is in Germany, and the Tie-Breaker Provision and the reservation made by Germany with respect to the Tie-Breaker Provision as part of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting are not changed, we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the common shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder.

Taxes on Income and Capital Gains

Dutch Resident Entities

Generally speaking, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).

Dutch Resident Individuals

If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any capital gains realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2022), if:

(i)

the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of common shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the common shares that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Dutch Resident Individual’s net investment assets (rendementsgrondslag) for the year will be subject to an annual Dutch income tax on a deemed return under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. The deemed return on the Dutch Resident Individual’s net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital gains realized in respect of the common shares are as such not subject to Dutch income tax.

Based on a decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:HR:2021:1963), the system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights. On June 28, 2022 the Dutch State Secretary of Finance has issued a decree amending the regime for taxation of savings and investments as in effect on the date hereof to comply with this Dutch Supreme Court ruling. This decree will be implement in Dutch tax law pursuant to the ‘Law on the restoration of rights box 3’ (Wet rechtsherstel box 3), which applies to calendar year 2022. On the basis of the decree as published on June 28, 2022 and the aforementioned new law the tax will be levied at the lowest outcome of the following two calculation methods:

Method 1. Under Method 1, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, is based on a deemed return (ranging from 1.82% and 5.53% in 2022) of the positive balance of the fair market value of those assets, including the common shares, and the fair market value of those liabilities.

Method 2. Under Method 2, the annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the common shares, is based on the actual allocation of the Dutch Resident Individual’s assets and liabilities over the following three categories: (i) bank savings, (ii) other investments, including the common shares, and (iii) liabilities. The tax is calculated as follows:

(i)	a deemed return on the fair market value of the actual amount of bank savings; plus
(ii)	a deemed return on the fair market value of the actual amount of other investments, including the common shares; minus
(iii)	a deemed return on the fair market value of the actual amount of liabilities.

Under Method 2, the statutory threshold is divided pro-rata over the three assets and liabilities categories mentioned above. At the date hereof, the deemed returns under (i) to (iii) above have not yet been definitively published for the calendar year 2022.

Holders of common shares are advised to consult their own tax advisor to ensure that the tax is levied in accordance with the decision of the Dutch Supreme Court.

Non-residents of the Netherlands

A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch (corporate) income tax in respect of income derived or deemed to be derived from the common shares or in respect of capital gains realized on the disposal or deemed disposal of the common shares, provided that:

(i)

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common shares that go beyond ordinary asset management and does not otherwise derive benefits from the common shares that are taxable as benefits from miscellaneous activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of common shares by way of gift by, or on the death of, a holder of common shares who is neither resident nor deemed to be resident of the Netherlands, unless:

(i)

in the case of a gift of common shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

(ii)

in the case of a gift of common shares is made under a condition precedent, the holder of common shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

(iii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, among others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten (10) years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve (12) months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value Added Tax (VAT)

No Dutch VAT will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.

Other Taxes and Duties

No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.